Peninsula Gaming, LLC
Peninsula Gaming Corp.
301 Bell Street
Dubuque, Iowa 52001

June 30, 2011

Mr. Justin Dobbie, Esq.
Legal Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Peninsula Gaming, LLC
Peninsula Gaming Corp.
Registration Statement on Form S-4, originally filed May 19, 2011 (File No. 333-174337)

Dear Mr. Dobbie:

The undersigned registrants (the “Registrants”) hereby respectfully request that the effectiveness of the above-referenced registration statement be accelerated so that such registration statement will become effective by 5:00 p.m., New York City time, on Tuesday, July 5, 2011, or as soon thereafter as possible.

In accordance with your letter, dated June 1, 2011, the Registrants acknowledge that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, PENINSULA GAMING, LLC PENINSULA GAMING CORP.
By:	/s/ Natalie A. Schramm
Name: Natalie A. Schramm
Title: Chief Financial Officer

NEWYORK 8178067 (2K)